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                                                                   EXHIBIT 12(b)

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February 17, 2006

Columbia International Stock Fund
Columbia Funds Trust I
One Financial Center
Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated July 1, 2005 by and between Columbia Newport Tiger Fund ("Target Fund"), a series of Columbia Funds Trust VII ("Target Trust"), Columbia International Stock Fund ("Acquiring Fund"), a series of Columbia Funds Series I, a Massachusetts business trust, ("Acquiring Trust"),(2) and Columbia Management Advisors, Inc.,(3) the investment adviser to Acquiring Fund and Target Fund ("Columbia"). The Agreement describes a transaction (the "Transaction") which took place on October 10, 2005 (the "Closing Date"), pursuant to which Acquiring Fund acquired substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund were distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Prior to the Transaction Target Fund was a series of Target Trust, which was registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund were redeemable at net asset value at each shareholder's option. Target Fund elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

         Acquiring Fund is which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

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(2) At the time of the Transaction, Acquiring Fund, which used the name Columbia
International Stock Fund, Inc., was an Oregon Corporation. Immediately following the Transaction, Acquiring Fund was redomiciled and became a series of Acquiring Trust in a reorganization described in Section 368(a)(1)(F) of the Code.

(3) Columbia Management Advisors, LLC ("CMA") is the successor to Columbia Management Advisors, Inc., which was reorganized into Banc of America Capital Management, LLC ("BACAP") on September 30, 2005. BACAP then changed its name to CMA.

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         For purposes of this opinion, we have considered the Agreement, the
Combined Prospectus/Proxy Statement dated July 11, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with a letter dated February 17, 2006 (the "Representation Letter") representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 6 of the Representation Letter support the conclusion that, following the Transaction, Acquiring Fund has continued and will continue its business as an open-end investment company that, like Target Fund, seeks capital appreciation by investing in international stocks.

         Various factors demonstrate the similarity between Target Fund's and Acquiring Fund's historic investment activities. As of December 31, 2004 (the "Comparison Date"), an arbitrarily selected date that reflects the funds' portfolios as they existed without reference to the transaction, both funds had at least 94% of their assets allocated in stocks and at least 93% of their assets in non-United States stocks. Neither fund held any bonds. The funds had comparable P/E ratios (22.9 for Target Fund and 20.2 for Acquiring) and dividend yields (2.31 for Target Fund and 2.09 for Acquiring Fund). In addition, the funds had generally similar risk profiles: as of the Comparison Date, Target Fund and Acquiring Fund correlated to the MSCI Europe and Far East index to an extremely similar degree, with betas of 0.79 and 0.78 respectively.(4)

         The most significant dissimilarity between the portfolios was their regional exposure. Although both Target Fund and Acquiring Fund invested almost exclusively in stocks issued by companies outside the United States, as of the Comparison Date, Target Fund held almost exclusively stocks issued by companies in the so-called Tiger region of Asia, whereas Acquiring Fund held stocks issued by companies throughout the world. Immediately preceding the Transaction, Acquiring Fund held 6.9% of its assets in stocks of companies from the Tiger region of Asia; Target Fund held 100% of its assets in such stocks. This distinction is outweighed by the funds' commonalities.

         The funds' portfolios were quite similar in terms of sector diversification. As of the Comparison Date, the funds' equity investments were compared using three broad industry sectors, which were also subdivided into twelve narrower categories. Looking solely at the three broad sectors, the funds' stock holdings shared a total overlap of 89.2%, constituted by 46.0% in services, 31.4% in manufacturing and 11.8% in information economy. Upon further dividing these three large industry sectors into twelve sub-categories (information: software, hardware, media, telecommunications; manufacturing: consumer goods, industrial goods, energy, utilities; services: healthcare services, consumer services, business services, financial services), the funds' stock holdings shared a total overlap of 74.3%. Within the services sector (the largest

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(4) Beta is a statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500 or in this case the MSCI Europe and Far East Asia index.

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category of investment for both funds), the largest sub-sector for both funds was financial services. Within the manufacturing sector, both funds invested primarily in consumer goods.

         Although Morningstar categorized the funds in different squares of its style box(5) (with Target Fund in "large-growth" and Acquiring Fund in "large-blend"), a map of the funds' holdings shows significant overlap. Stocks categorized by Morningstar as "large" constituted the predominant portion of both funds' holdings (88.4% of holdings for Target Fund and 91.6% of holdings for Acquiring Fund). Upon further subdivision into "large value," "large core" and "large growth," those holdings overlapped by 68.4%, comprised of 35.3% in "large core," 25.2% in "large growth" and 7.9% in "large value."

         The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, duration, maturity, risk profile and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

         Consistent with the similarity of the funds, at least 33 1/3% of Target Fund's portfolio assets would not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, risks or restrictions following the Transaction. Acquiring Fund has invested and will continue to invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

          Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

         (i) The Transaction constituted a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each were a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (ii) Under section 1032 of the Code, no gain or loss was recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

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(5) The Morningstar Style Box is a nine-square grid that provides a graphical representation of the investment style of stocks and mutual funds. For stocks and stock funds, it classifies securities according to market capitalization (the vertical axis) and growth and value factors (the horizontal axis).

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         (iii)    Under section 362(b) of the Code, the basis in the hands of
                  Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction is the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund includes the periods during which such assets were held by Target Fund;

         (v) Under section 361 of the Code, no gain or loss was recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss was recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

         (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder received in connection with the Transaction is the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares is determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

         (ix) Acquiring Fund has succeeded to and taken into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss was required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling has always been questionable. In addition, a series of

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private letter rulings issued in July 2005 suggest that the IRS's position on this issue is evolving: the IRS relied upon "historic business" representations to conclude that the reorganization satisfied the continuity of business enterprise requirement without reference to the retention of any particular level of "historic assets." However, even if the IRS's 1987 revenue ruling were a correct statement of law, the facts of this Transaction would be distinguishable from those in the ruling.

         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks capital appreciation by investing in international stocks. After the Transaction, Acquiring Fund has continued and will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. Although Acquiring Fund has begun and will continue to dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of the Funds (in particular, each of their focus on international stocks) and there is no reason why the proceeds generated by such dispositions cannot be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will be considered to have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine will, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above

         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                               Very truly yours,


                                               /s/ Ropes & Gray LLP
                                               Ropes & Gray LLP

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